UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-38370

CollPlant Holdings Ltd.

(Exact name of registrant as specified in its charter)

3 Sapir Street, Weizmann Science Park

Ness Ziona 74140, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On March 1, 2018, Collplant Holdings Ltd. (the “Company”) convened extraordinary general meetings of its shareholders and the holders of its Series G, Series H, Series I and Series K warrants.

The sole agenda item at the extraordinary general meeting of the holders of the Series G, Series H, Series I and Series K warrants was to adopt the provisions of Chapter E3 of the Israeli Securities Law of 1968 which allow the Company to report in Israel in accordance with U.S. reporting requirements. The sole agenda item at each of the meetings was approved in accordance with the majority required for such item.

At the extraordinary general meeting of the shareholders of the Company, the following items were on the agenda:

(i)	adoption of the provisions of Chapter E3 of the Israeli Securities Law of 1968 which allow the Company to report in Israel in accordance with U.S. reporting requirements;

(ii)	approval of an increase in the authorized share capital of the Company by 250,000,000 ordinary shares, par value NIS 0.03 per share, to 750,000,000 ordinary shares, par value NIS 0.03 per share;

(iii)	approval of a new compensation policy; and

(iv)	approval of certain amendments to the terms of employment of Yehiel Tal, the Chief Executive Officer of the Company, including, among others, (i) an increase of Mr. Tal’s monthly salary to 65,000 NIS, and (ii) a one-time bonus equal to four monthly salaries (i.e. 220,000 NIS) for achievements in 2017.

Each of the foregoing agenda items was approved at the extraordinary general meeting of the shareholders in accordance with the majority required for each item.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT HOLDINGS LTD.

Date: March 2, 2018	By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer

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